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Women-ownedMinority-ownedBlack-owned
Bold Skin Bae

Salon

222 Newbury Street 3rd Floor
Boston, MA 02116
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Early Investor Bonus: The investment multiple is increased to 1.55× for the next $75,000 invested.
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THE PITCH
Bold Skin Bae is seeking investment to to open our 3rd location.
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Bold Skin Babe is a skincare company with leading estheticians, carefully crafted products and a community that caters to providing quality care for bold and beautiful skin.

Bold Skin Babe provides body and skin services to all people. Because the skin care industry still has a long way to go when it comes to inclusion, we highly focus on providing high-quality services for skin of color.

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OUR MISSION

Our mission is to provide a high level of skin care services and products that are beneficial to our clients and consumers. Our purpose is to assure that all people have access to great skincare and great skin products.

It is our vision to take Bold Skin Babe to the next level by offering franchise opportunities, as well as offering our products on our website and in various retail locations.
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INTRODUCING BOLDSKINBABE SPA LLC : THE ONE AND ONLY BLACK OWNED OASIS OF RELAXATION AND REJUVENATION FOR BLACK AND BROWN IN THE BOSTON AREA

BoldSkinBabe LLC was created during the 2020 pandemic. As the pandemic made life slower, we realized how the stressful everyday life is. Working has a huge impact on the skin and mental health, hence this huge movement about self-care started. We found a niche, we were and are the only black and brown spa dedicated to melanin people. We have been continuing to serve the Boston area and its surroundings. Demand is getting bigger and bigger every day. We are now working with more than 200 clients a month and it is just at our location on Newbury Street!

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OUR OFFERINGS

At Boldskinbabe Spa LLC, we believe in the transformative power of relaxation and self-care. Step into our haven of tranquility and let the stresses of daily life melt away as you embark on a journey of blissful indulgence. Our spa offers a sanctuary where you can unwind, recharge, and emerge refreshed.

Immerse yourself in an atmosphere of pure serenity as our expertly trained therapists cater to your every need. Experience a range of luxurious treatments designed to promote physical, mental, and emotional well-being. From soothing massages and invigorating facials to revitalizing body scrubs and holistic therapies, we offer a comprehensive selection of indulgent services tailored to your unique preferences and to our people.

Indulgence extends beyond treatments at Boldskinbabe LLC Spa. Our dedicated relaxation lounges provide a serene setting where you can savor the moment, immerse yourself in a good book, or simply close your eyes and let your mind drift away. Delight in our selection of herbal teas and healthy refreshments, nourishing your body from the inside out.

We understand that every guest is unique, and our skilled therapists will personalize your experience to ensure it aligns with your specific desires and needs. Whether you seek respite from a busy schedule, relief from muscular tension, or a moment of pure pampering, our team will provide exceptional care and attention to detail, delivering a truly unforgettable spa experience.

Escape to Boldskinbabe LLC Spa and discover a world of tranquility, where relaxation and rejuvenation merge harmoniously. Let us be your sanctuary, guiding you on a path to wellness and helping you find inner peace amidst life's demands. Embrace the serenity within, and embark on a journey of self-care that will leave you feeling renewed, revitalized, and ready to face the world with a refreshed spirit.

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Q&A

What are our customers saying?

Almost 1 week later and my skin is glowing even more than it was after my appt. Ive had my own ups and downs with my skin and was explaining my process to Akou who was all ears and super understanding. She made me even more comfortable and the experience much more worth it, I am excited to see the transformation and will be bringing all my family members to get blessed by Akous hands. 10/10 everyttime !! s/o to her for making me much more confident then i already was .

What are our customers saying?

Boldskin Babe is my favorite place to be. The environment is calming and relaxing and Akou and her team are always so welcoming! Professional and friendly! And my skin is glowing! Best team hands down!

What are our customers saying?

I had my appointment with Precious who is ABSOLUTELY AMAZING. Precious has my skin my skin glowing. Her vast knowledge in skincare is extremely beneficial to all of her clients. I love that she took the time to plan out my skincare routine for the winter. Even showing me the order in which to apply the product & the amount to use. Precious has great energy, always smiling & kind. Akou, please know Precious is a Gem. My skin looks & feels wonderful thank to Precious.

What are our customers saying?

Hi Bold, Akou's work is amazing hands down.. My face is always glowing after every service.. The environment and customer service top notch...

What are our customers saying?

Almost 1 week later and my skin is glowing even more than it was after my appt. Ive had my own ups and downs with my skin and was explaining my process to Akou who was all ears and super understanding. She made me even more comfortable and the experience much more worth it, I am excited to see the transformation and will be bringing all my family members to get blessed by Akous hands. 10/10 everyttime !! s/o to her for making me much more confident then i already was .

What are our customers saying?

Boldskin Babe is my favorite place to be. The environment is calming and relaxing and Akou and her team are always so welcoming! Professional and friendly! And my skin is glowing! Best team hands down!

What are our customers saying?

I had my appointment with Precious who is ABSOLUTELY AMAZING. Precious has my skin my skin glowing. Her vast knowledge in skincare is extremely beneficial to all of her clients. I love that she took the time to plan out my skincare routine for the winter. Even showing me the order in which to apply the product & the amount to use. Precious has great energy, always smiling & kind. Akou, please know Precious is a Gem. My skin looks & feels wonderful thank to Precious.

What are our customers saying?

Hi Bold, Akou's work is amazing hands down.. My face is always glowing after every service.. The environment and customer service top notch...

What are our customers saying?

Almost 1 week later and my skin is glowing even more than it was after my appt. Ive had my own ups and downs with my skin and was explaining my process to Akou who was all ears and super understanding. She made me even more comfortable and the experience much more worth it, I am excited to see the transformation and will be bringing all my family members to get blessed by Akous hands. 10/10 everyttime !! s/o to her for making me much more confident then i already was .

What are our customers saying?

Boldskin Babe is my favorite place to be. The environment is calming and relaxing and Akou and her team are always so welcoming! Professional and friendly! And my skin is glowing! Best team hands down!

What are our customers saying?

I had my appointment with Precious who is ABSOLUTELY AMAZING. Precious has my skin my skin glowing. Her vast knowledge in skincare is extremely beneficial to all of her clients. I love that she took the time to plan out my skincare routine for the winter. Even showing me the order in which to apply the product & the amount to use. Precious has great energy, always smiling & kind. Akou, please know Precious is a Gem. My skin looks & feels wonderful thank to Precious.

What are our customers saying?

Hi Bold, Akou's work is amazing hands down.. My face is always glowing after every service.. The environment and customer service top notch...

This is a preview. It will become public when you start accepting investment.
THE TEAM
Akou Diabakhated
Founder

I am from Senegal West Africa. Translator at first but now, model and entrepreneur. My work has been published in several magazines from Volant Magazine in Germany, Kodd Magazine from France, British Vogue Magazine, Deamingless Magazine in U.K., Surreal Beauty Magazine, to Shuba Magazine and many more. You may also know me as Miss Africa USA, coming in 3rd place and representing my country, Senegal from 2017-2018. My brand empowers you to feel and be beautiful through exclusive skincare products and service.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
3rd location $26,000
Space Buildout $40,000
Operating Capital $3,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $798,014 $861,855 $922,185 $968,294 $1,007,026
Cost of Goods Sold $185,407 $200,239 $214,255 $224,967 $233,965
Gross Profit $612,607 $661,616 $707,930 $743,327 $773,061

EXPENSES

Opex $339,130 $347,608 $356,298 $365,205 $374,335
Operating Profit $273,477 $314,008 $351,632 $378,122 $398,726
This information is provided by Bold Skin Bae. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends September 1st, 2023
Summary of Terms
Legal Business Name BOLD SKIN BABE, LLC

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.55×
Investment Multiple 1.45×
Business's Revenue Share 2%-3.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Bold Skin Bae has been operating since January 2021 and has since achieved the following milestones:

Opened location in Boston Massachusetts]

Achieved a gross sale of $ 1MM for 2021 to 2022, which then we started the company with $10k

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bold Skin Bae's fundraising. However, Bold Skin Bae may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Boldskinbabe LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Boldskinbabe LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Boldskinbabe LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Boldskinbabe LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Boldskinbabe LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Boldskinbabe LLC's management or vote on and/or influence any managerial decisions regarding Boldskinbabe LLC. Furthermore, if the founders or other key personnel of Boldskinbabe LLC were to leave Boldskinbabe LLC or become unable to work, Boldskinbabe LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Boldskinbabe LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Boldskinbabe LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Boldskinbabe LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Boldskinbabe LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Boldskinbabe LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Boldskinbabe LLC's financial performance or ability to continue to operate. In the event Boldskinbabe LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Boldskinbabe LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Boldskinbabe LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Boldskinbabe LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Boldskinbabe LLC will carry some insurance, Boldskinbabe LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Boldskinbabe LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Boldskinbabe LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Boldskinbabe LLC's management will coincide: you both want Boldskinbabe LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Boldskinbabe LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Boldskinbabe LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Boldskinbabe LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Boldskinbabe LLC or management), which is responsible for monitoring Boldskinbabe LLC's compliance with the law. Boldskinbabe LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Boldskinbabe LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Boldskinbabe LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Boldskinbabe LLC, and the revenue of Boldskinbabe LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Boldskinbabe LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bold Skin Bae. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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